

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 5, 2018

Petros Panagiotidis
Chairman and Chief Executive Officer
Castor Maritime Inc.
Victory House, 205 Archbishop Makarios Avenue
Limassol 3030, Cyprus

> **Re: Castor Maritime Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-4**
> **Submitted February 6, 2018**
> **CIK No. 0001720161**

Dear Mr. Panagiotidis:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 7

An active and liquid market for our common shares may not develop or be sustained, page 19

1. We note the risks described under the risk factor "[a]n active and liquid market for our common shares may not develop or be sustained." However, it does not appear that you have identified risks specific to the market for your shares. In that regard, we note that you are not proposing to conduct a concurrent underwritten offering, and that your shares are not listed on any public trading market. Please tailor this risk factor disclosure to

address risks specific to your listing, such as how these factors could impact the volatility of your trading price.

<u>Security Ownership of Certain Beneficial Owners and Management, page 50</u>

2. Please update your beneficial ownership table.

You may contact Aamira Chaudhry at (202) 551-3389 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Gary J. Wolfe, Esq.